Michael J. Wood	Raytheon Company
Vice President, Controller and	870 Winter Street
Chief Accounting Officer	Waltham, Massachusetts
781.522.5833	02451-1449 USA
781.522.6411 fax

November 8, 2011

Via EDGAR Filing and U.S. Mail

Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 3561
Washington, DC 20549

RE:    Raytheon Company Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 23, 2011
File No. 001-13699

Reference is made to your letter dated October 25, 2011 providing further comments on our previous response letter dated September 23, 2011. We appreciate the time spent by you and members of your team in discussion with us on November 3, 2011 regarding your most recent comment letter. As discussed during our November 3, 2011 teleconference, we have set forth below the text of the comments contained in your October 25, 2011 letter, followed by our responses.

Comments 1 and 2:

Management's Discussion and Analysis, page 30
Other Business Considerations, page 33

1.
We note your response to our prior comment one relating to quantifying the impacts of profit adjustments on your results and explaining why the profit adjustments occurred. We do not agree with your conclusion that ASC 250-10-50-4 is not intended to be applied to adjustments across multiple contracts if they are within the scope of ASC 605-35. ASC 605-35-55-9 specifically refers to the disclosure requirements of ASC 250-10-50-4, and ASC 250-10-50-4 does not limit disclosure in regard to a change in a single estimate or to a single contract. While the example you cited in ASC 605-35-55 illustrates the effects of a possible near term change in estimates of a single contract, it does not limit disclosure to individual contracts. Moreover, the example relates to disclosure in regard to the effect of future changes, whereas ASC 250-10-50-4 relates to disclosure of actual changed reflected in the historical financial statements. Because revenue and costs associated with your contract accounting are subject to estimation, we believe your profit rate adjustments are subject to the requirements of ASC 250-10-50-4 and should be disclosed, preferably in the footnotes to your financial statements, in the aggregate for each period presented. Expanded disclosure in this regard will provide investors with more transparency about their impact on your results. Please revise and provide to us your intended disclosure.

2.
In regard to the proposed disclosure of profit rate adjustments indicated in your response to our prior comment one, we note you use a threshold of $5 million in determining the adjustments to be aggregated and disclosed. Please explain to us how you concluded that individual profit rate adjustments below $5 million do not aggregate to a material amount for inclusion in your disclosure. In addition, we believe this disclosure should be included in each of your periodic filings, not just in the Form 10-K and should include the impact on related per share amounts. Refer to ASC 270-10-45-14. Please confirm to use that you will provide the requested disclosure in each of your periodic filings.

Raytheon Company
File No. 001-13699
November 8, 2011

Responses to Comments 1 and 2:

We propose the following additional disclosure in our future filings on Form 10-Q and Form 10-K within the notes to our consolidated financial statements, using as an example the disclosure currently beginning on page 8 of our Form 10-Q for the period ended October 2, 2011, with our proposed changes thereto marked. Please note our proposed disclosure will cover all Estimate at Completion (EAC) adjustments (vs. just solely those over $5 million).

Note 2: Changes in Estimates under Percentage of Completion Contract Accounting

We have a standard quarterly Estimate at Completion (EAC) process in which management reviews the progress and performance of our contracts. As part of this process, management reviews include, but are not limited to, any outstanding key contract matters, progress towards completion and the related program schedule, identified risks and opportunities, and the related changes in estimates of revenues and costs. The risks and opportunities include management's judgment about the ability and cost to achieve the schedule (for example, the number and type of milestone events), technical requirements (for example, a newly-developed product versus a mature product), and other contract requirements. Management must make assumptions regarding labor productivity and availability, the complexity of the work to be performed, the availability of materials, the length of time to complete the contract (to estimate increases in wages and prices for materials and related support cost allocations), performance by our subcontractors, and the availability and timing of funding from our customer, among other variables. Based on this analysis, any adjustments to net sales, costs of sales, and the related impact to operating income are recorded as necessary in the period they become known. These adjustments may result from positive program performance and an increase in operating profit during the performance of individual contracts if we determine we will be successful in mitigating risks surrounding the technical, schedule, and cost aspects of those contracts or realizing related opportunities. Likewise, these adjustments may result in a decrease in operating profit if we determine we will not be successful in mitigating these risks or realizing related opportunities. Changes in estimates of net sales, costs of sales, and the related impact to operating income are recognized using a cumulative catch-up, which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a contract's percent complete. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts.

Our operating income included net EAC adjustments resulting from changes in estimates of approximately $XXX million and $XXX million for the three months ended October 2, 2011 and September 26, 2010, respectively, and approximately $XXX million and $XX million for the nine months ended October 2, 2011 and September 26, 2010, respectively. These adjustments increased our earnings from continuing operations attributable to Raytheon Company common stockholders by approximately $XXX million ($X.XX per diluted share) and $XXX million ($X.XX per diluted share) for the three months ended October 2, 2011 and September 26, 2010, respectively, and approximately $XXX million ($X.XX per diluted share) and $XX million ($X.XX per diluted share) for the nine months ended October 2, 2011 and September 26, 2010, respectively.

In addition, we propose the following revised disclosures in our future filings on Form 10-Q and Form 10-K, using as an example the Management's Discussion and Analysis of Results of Operations and Financial Condition (MD&A) disclosure beginning on page 30 of our Form 10-Q for the period ended October 2, 2011, with our proposed changes thereto marked. Please note our proposed disclosure will cover all Estimate at Completion (EAC) adjustments (vs. just solely those over $5 million).

Segment Results

We report our results in the following segments: Integrated Defense Systems (IDS), Intelligence and Information Systems (IIS), Missile Systems (MS), Network Centric Systems (NCS), Space

Raytheon Company
File No. 001-13699
November 8, 2011

and Airborne Systems (SAS) and Technical Services (TS). The following provides some context for viewing our segment performance through the eyes of management.

Given the nature of our business, bookings, net sales and operating income (including operating margin percentage), which we disclose and discuss at the segment level, are most relevant to an understanding of management's view of our segment performance, and often these measures have significant interrelated effects, as described below. In addition, we disclose and discuss backlog, which represents future sales that we expect to recognize over the contract period, which is generally the next several years.

Bookings. We disclose the amount of bookings for each segment and notable contract awards. Bookings generally represent the dollar value of new contracts awarded to us during the reporting period and include firm orders for which funding has not been appropriated. We believe bookings are an important measure of future performance and are an indicator of potential future changes in net sales, since we cannot record revenues under a new contract without first having a booking in the current or preceding period (i.e., a contract award).

Total Net Sales and Total Operating Expenses. We generally express changes in net sales in terms of volume. Volume generally refers to increases or decreases in revenues related to varying amounts of total operating expenses, which are comprised of cost of sales, administrative and selling expenses and research and development expenses, incurred on individual contracts (i.e., from performance against contractual commitments on our bookings related to engineering, production or service activity). Therefore, we discuss volume changes attributable principally to individual programs unless there is a discrete event (e.g., a major contract termination, natural disaster or major labor strike, etc.), or some other unusual item that has a material effect on changes in a segment's volume for a reported period. Due to the nature of our contracts, the amount of costs incurred and related revenues will naturally fluctuate over the lives of the contracts. As a result, in any reporting period, the changes in volume on numerous contracts are likely to be due to normal fluctuations in our production activity or service levels.

Operating Income (and the related operating margin percentage). We generally express changes in segment operating income in terms of volume, changes in net Estimate at Completion (EAC) adjustments ~~program performance~~ or changes in contract mix and other program performance.

The operating income impact of changes in volume excludes the impact of net EAC adjustments ~~program performance~~ and the impact of changes in contract mix and other program performance and are driven by changes in costs on individual programs at an overall margin for the segment.

Changes in ~~program performance~~ net EAC adjustments typically relate to the current period impact of ~~profit recognition associated with~~ revisions to total estimated revenues and costs at completion. These changes reflect improved or deteriorated operating performance or award fee rates. We have a standard quarterly EAC process in which management reviews the progress and performance of our contracts. As part of this process, management reviews include, but are not limited to, any outstanding key contract matters, progress towards completion and the related program schedule, identified risks and opportunities, and the related changes in estimates of revenues and costs. The risks and opportunities include management's judgment about the ability and cost to achieve the schedule (for example, the number and type of milestone events), technical requirements (for example, a newly developed product versus a mature product), and other contract requirements. Management must make assumptions regarding labor productivity and availability, the complexity of the work to be performed, the availability of materials, the length of time to complete the contract (to estimate increases in wages and prices for materials and related support cost allocations), performance by our subcontractors, and the availability and timing of funding from our customer, among other

Raytheon Company
File No. 001-13699
November 8, 2011

variables. Based on this analysis, any adjustments to net sales, costs of sales, and the related impact to operating income are recorded as necessary in the period they become known. These adjustments may result from positive program performance and an increase in operating profit during the performance of individual contracts if we determine we will be successful in mitigating risks surrounding the technical, schedule, and cost aspects of those contracts or realizing related opportunities. Likewise, these adjustments may result in a decrease in operating profit if we determine we will not be successful in mitigating these risks or realizing related opportunities. Changes in estimates of net sales, costs of sales, and the related impact to operating income are recognized using a cumulative catch-up, which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a contract's percent complete. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. ~~We disclose all individually significant changes in estimates below by segment.~~ We had the following aggregate EAC adjustments for the periods presented:

EAC Adjustments
(In millions)
	Three Months Ended		Nine Months Ended
	Oct 2, 2011	Sept 26, 2010	Oct 2, 2011	Sept 26, 2010

Gross favorable	$ XXX	$ XXX	$ XXX	$ XXX
Gross unfavorable	XXX	XXX	XXX	XXX
Total net EAC adjustments	$ XXX	$ XXX	$ XXX	$ XXX

There were no significant individual EAC adjustments in the three months ended October 2, 2011 and there was one significant individual EAC adjustment described more fully at NCS for $28 million in the three months ended September 26, 2010.

There was one significant individual EAC adjustment for the UKBA LOC Adjustment of $80 million in the nine months ended October 2, 2011 and there were two significant individual EAC adjustments, the UKBA Program Adjustment for $395 million and the NCS EAC adjustment described above for $28 million in the nine months ended September 26, 2010.

The total net EAC adjustments remained relatively consistent for the three months ended October 2, 2011 compared to the three months ended September 26, 2010. The $XXX million increase in net EAC adjustments in the nine months ended October 2, 2011 compared to the nine months ended September 26, 2010 was primarily due to the impact of the UKBA Program Adjustment and UKBA LOC Adjustment described above.

Changes in contract mix and other program performance refer to changes in operating margin due to a change in the relative volume of contracts with higher or lower fee rates such that the overall average margin rate for the segment changes and other drivers of program performance, including margin rate increases or decreases due to EAC adjustments in prior periods. A higher or lower expected fee rate at the initial award of a contract typically correlates to the contract's risk profile, which is often specifically driven by the type of customer and related procurement regulations, the type of contract (for example, fixed price vs. cost plus), the maturity of the product or service, and the scope of work.

Because each segment has thousands of contracts, in any reporting period, changes in operating income and margin are likely to be due to normal changes in volume, net EAC adjustments, and contract mix and other program performance ~~and mix~~ on many contracts with

Raytheon Company
File No. 001-13699
November 8, 2011

no single change or series of related changes materially driving a segment's change in operating income or operating margin percentage.

Backlog. We disclose period ending backlog for each segment. Backlog represents the dollar value of contracts awarded for which work has not been performed. Backlog generally increases with bookings and generally converts into sales as we incur costs under the related contractual commitments. Therefore, we discuss changes in backlog, including any significant cancellations, for each of our segments, as we believe such discussion provides an understanding of the awarded but not executed portions of our contracts.

Comments 3, 4 and 5:

Consolidated Results of Operations, page 41, Segment Results, page 46

3.
With regard to your results of operations discussion and analysis in MD&A, please confirm to us that you will quantify gross favorable and gross unfavorable profit rate adjustments on a segment basis to the extent material to the results of each segment.

4.
Refer to prior comment three. We believe your segments disclosure would be more meaningful if cost of sales for each of products and services were disclosed for each segment as appropriate, along with disclosure of any other major category of costs and expenses that is material in deriving each segment's operating income or loss so that investors may readily see the relative magnitude of each. Please revise accordingly.

5.
It appears from your response to our prior comment two that your accounting systems accumulated the components of cost of sales (e.g., materials, labor, subcontracting, etc.). We believe you should expand your analysis of cost of sales to quantify and discuss the impact of each significant component that caused cost of sales to materially vary (or not vary when expected to) on a consolidated and segment basis. In this regard, we believe materiality should be assessed in relation to operating income, your consolidated and segment performance measure. The impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified and discussed (and not netted). Please ensure that your revised disclosure provides explanation at the appropriate level of detail in addition to the impacts of changes in prices and volume.

Responses to Comments 3, 4 and 5:

In our future filings on Form 10-Q and Form 10-K, we propose revising each of the segment disclosures we currently include in our MD&A (as presented beginning on page 32 of our Form 10-Q for the period ended October 2, 2011), as illustrated below with respect to our revised IDS segment's results for the three and nine months ended October 2, 2011.

Raytheon Company
File No. 001-13699
November 8, 2011

Integrated Defense Systems

(In millions)	Three Months Ended			Nine Months Ended
	Oct 2, 2011	Sep 26, 2010	% Change	Oct 2, 2011	Sep 26, 2010	% Change

Total net sales	$1,176	$1,319	(10.8)%	$3,667	$4,007	(8.5)%
Operating expenses
Cost of sales - labor	426	448	(4.9)%	1,384	1,437	(3.7)%
Cost of sales - material and subcontractors	384	495	(22.4)%	1,265	1,475	(14.2)%
Other cost of sales and other operating expenses	162	170	(4.7)%	418	463	(9.7)%
Total operating expenses	972	1,113	(12.7)%	3,067	3,375	(9.1)%
Operating income	$204	$206	(1.0)%	$600	$632	(5.1)%
Operating margin	17.3%	15.6%		16.4%	15.8%

Change in Operating Income
	Three Months Ended Oct. 2 2011 versus Three Months Ended Sept. 26, 2010			Nine Months Ended Oct. 2, 2011 versus Nine Months Ended Sept. 26, 2010
		$ Change			$ Change

Volume		$(20)			$(45)
Net change in EAC adjustments		17			8
Mix and other performance		1			5
Total change in operating income		$(2)			$(32)

	Three Months Ended			Nine Months Ended
	Oct 2, 2011	Sep 26, 2010	% Change	Oct 2, 2011	Sep 26, 2010	% Change

Bookings	$679	$721	(5.8)%	$3,621	$2,287	58.3%

Total Net Sales. The decrease in net sales of $143 million in the third quarter of 2011 compared to the third quarter of 2010 was primarily due to $63 million of lower net sales, as planned, on an international Patriot program awarded in the fourth quarter of 2008 driven by scheduled design and production effort, $62 million of lower net sales from the scheduled completion of certain design and production phases on a U.S. Navy combat systems program and the deferment of certain work due to the U.S. Navy's extension of the program schedule, and $58 million of lower net sales on missile defense programs driven by scheduled design and production effort, partially offset by higher net sales on various other programs with no individual or common significant driver.

The decrease in net sales of $340 million in the first nine months of 2011 compared to the first nine months of 2010 was primarily due to $239 million of lower net sales from the scheduled completion of certain design and production phases on a U.S. Navy combat systems program and the deferment of certain work due to the U.S. Navy's extension of the program schedule, and $113 million of lower net sales, as planned, on an international Patriot program awarded in the fourth quarter of 2008 driven by scheduled design and production effort.

Raytheon Company
File No. 001-13699
November 8, 2011

Operating Expenses. The decrease in operating expenses of $141 million in the third quarter of 2011 compared to the third quarter of 2010 was primarily due to the decreased volume on a U.S. Navy combat systems program and an international Patriot program for the reasons discussed above in Total Net Sales. The decreases in labor and material and major subcontractor costs of $22 million and $111 million, respectively, were driven primarily by the decreased volume on these programs and the types of costs incurred in the respective periods based on the program requirements and program schedules.

The decrease in operating expenses of $308 million in the first nine months of 2011 compared to the first nine months of 2010 was primarily due to the decreased volume on a U.S. Navy combat systems program and an international Patriot program for the reasons discussed above in Total Net Sales. The decreases in labor and material and major subcontractor costs of $53 million and $210 million, respectively, were driven primarily by the decreased volume on these programs and the types of costs incurred in the respective periods based on the program requirements and program schedules. The $45 million decrease in other cost of sales and other operating expenses was due to the recognition of higher costs in 2010 driven primarily by the recognition of previously deferred pre-contract costs based upon contract awards or funding.

Operating Income and Margin. The decrease in operating income of $2 million in the third quarter of 2011 compared to the third quarter of 2010 was primarily due to decreased volume, which had an impact of $20 million, driven primarily by the programs described above, partially offset by the net change in EAC adjustments, which had an impact of $17 million, driven primarily by the amount of EAC adjustments on a U.S. Navy combat systems program. The increase in operating margin in the third quarter of 2011 compared to the third quarter of 2010 was primarily due to the net change in EAC adjustments.

The decrease in operating income of $32 million in the first nine months of 2011 compared to the first nine months of 2010 was primarily due to decreased volume, which had a $45 million impact on operating income. The increase in operating margin in the first nine months of 2011 compared to the first nine months of 2010 was primarily due to the net change in EAC adjustments of $8 million, which was spread over numerous programs and the change in mix and other performance of $5 million.

Backlog and Bookings. Backlog was $8,438 million at October 2, 2011, which remained relatively consistent with backlog of $8,473 million at December 31, 2010. Bookings decreased $42 million in the third quarter of 2011 compared to the third quarter of 2010. In the third quarter of 2011, IDS booked $142 million for the production of Airborne Low Frequency Sonar (ALFS) systems and spares for the U.S. Navy. IDS also booked $93 million to provide advanced Patriot air and missile defense capability for an international customer. In the third quarter of 2010, IDS booked $190 million for the U.S. Army/U.S. Navy Transportable Radar Surveillance (AN/TPY2) radar for the Missile Defense Agency (MDA), $104 million on the Zumwalt-class destroyer program for the U.S. Navy and $103 million for the Aegis weapon system for the U.S. Navy.

The increase in bookings of $1,334 million in the first nine months of 2011 compared to the first nine months of 2010 was primarily due to an award to upgrade the Patriot Air and Missile Defense System to the latest Configuration-3 for the Kingdom of Saudi Arabia. On June 19, 2011, we received a signed and effective contract from the Kingdom of Saudi Arabia Ministry of Defense and Aviation and recorded $1,698 million in bookings for this contract. This contract is subject to customary terms and conditions, including successful completion of the US export requirements process, which is expected shortly. In addition to the bookings noted above, in the first nine months of 2011, IDS booked $131 million to provide engineering services support for a Patriot air and missile defense program for U.S. and international customers and $107 million for development on the competitively awarded Space Fence program for the U.S. Air Force.

Raytheon Company
File No. 001-13699
November 8, 2011

In addition to the bookings noted above, in the first nine months of 2010, IDS booked $685 million for a Patriot air and missile defense program for U.S. and international customers and $146 million on the Zumwalt-class destroyer program for the U.S. Navy, which included initial funding for the third ship.

In addition, to enhance investors' understanding of the mix between products and services by segment, we propose to include the following table within the consolidated “Total Net Sales” discussion of our MD&A in our future filings on Form 10-Q and Form 10-K, using as an example the MD&A disclosure beginning on page 24 of our Form 10-Q for the period ended October 2, 2011, with our proposed changes thereto marked. We believe the table illustrates that with respect to products and services, our segments currently provide primarily one or the other and as a result, detailed segment discussions by products or services are not necessary. If the mix of products and services changes in future periods, we will modify the applicable segment disclosures in our MD&A accordingly.

The composition of external net sales by products and services for each segment are approximately as follows:

External Net Sales by products and services (representative % of segment total net external sales)

	IDS	IIS	MS	NCS	SAS	TS
Products	95%	80%	100%	90%	90%	15%
Services	5%	20%	—%	10%	10%	85%
______________________________________________________________________________________________________

*****

As requested in your original comment letter, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Commission's assistance in ensuring our compliance with applicable disclosure requirements and enhancing the overall disclosure in our filings. If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact me at 781-522-5833.

Respectfully,

/s/ Michael J. Wood

Michael J. Wood
Vice President, Controller and Chief Accounting Officer

cc:    William H. Swanson
David C. Wajsgras
Jay B. Stephens